SO 3/8/04

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04002379

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51912

SEC RECEIVED FEB 27 2004 PROCESSING WASH. D.C. 158 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/14/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AT Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Rockefeller Center, 15th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Bini **(212) 259-3832**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, John Bini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AT Investor Services, Inc., as of February 18, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Director of Finance

Title

Notary Public

NANCY R. KIRK
NOTARY PUBLIC, State of New York
No. 31-4928024
Qualified in New York County
Commission Expires June 17, 2006

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

AT Investor Services, Inc.

As of December 31, 2003 and for the period February 14, 2003 through December 31, 2003 with Reports of Independent Auditors

0402-0510872

AT Investor Services, Inc.

Audited Financial Statements
and Supplemental Information

As of December 31, 2003
and for the period February 14, 2003 through December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Board of Directors
AT Investor Services, Inc.

We have audited the accompanying statement of financial condition of AT Investor Services, Inc. (the "Company") as of December 31, 2003, and the related statements of operations, changes in shareholder's equity, and cash flows for the period February 14, 2003 through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AT Investor Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the period February 14, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 10, 2004

Ernst & Young LLP

0402-0510872

AT Investor Services, Inc.

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	**119,524**
Receivable from clearing broker		**7,727**
Other assets		**11,454**
Total assets	$	**138,705**
Liabilities and shareholder's equity		
Payable to affiliates	$	**39,721**
Accrued expenses		**10,377**
Income taxes payable		**14,089**
Total liabilities		**64,187**
Shareholder's equity:		
Common stock:		
$100 par value, 1,000 shares authorized, issued and outstanding		**100,000**
Additional paid-in capital		**507,552**
Accumulated deficit		**(533,034)**
Total shareholder's equity		**74,518**
Total liabilities and shareholder's equity	$	**138,705**

See accompanying notes.

AT Investor Services, Inc.

Statement of Operations

For the period February 14, 2003 through December 31, 2003

Revenues:	
Commissions	$ 58,180
Other	303
Total revenues	58,483
Expenses:	
Professional fees	(10,000)
Regulatory fees	(11,296)
Other	(6,685)
Total expenses	(27,981)
Income before income taxes	30,502
Income tax expense	(14,089)
Net income	$ 16,413

See accompanying notes.

AT Investor Services, Inc.

Statement of Changes in Shareholder's Equity

	Capital Stock Common		Additional Paid-in	Accumulated	Total Shareholder's
	Shares	**Amount**	**Capital**	**Deficit**	**Equity**
Balance at February 14, 2003	1,000	$ 100,000	$ 507,552	$ (549,447)	$ 58,105
Net income	–	–	–	**16,413**	**16,413**
Balance at December 31, 2003	**1,000**	**$ 100,000**	**$ 507,552**	**$ (533,034)**	**$ 74,518**

See accompanying notes.

AT Investor Services, Inc.

Statement of Cash Flows

For the period February 14, 2003 through December 31, 2003

Operating activities		
Net income	$	16,413
(Increase) decrease in operating assets:		
Receivable from clearing broker		(4,608)
Prepaid taxes		491
Other assets		(10,203)
Increase (decrease) in operating liabilities:		
Payable to affiliates		26,545
Accrued expenses		10,377
Income taxes payable		14,089
Total adjustments		36,691
Net cash provided by operating activities		53,104
Net increase in cash and cash equivalents		53,104
Cash and cash equivalents at February 14, 2003		66,420
Cash and cash equivalents at end of year	$	119,524
Supplemental disclosure of cash flow information		
Income tax payments (due from Parent)	$	–
Interest payments	$	–

See accompanying notes.

1. Organization and Nature of Business

AT Investor Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a New York Corporation and commenced operations in March 2001.

The Company maintains an agreement with BNY Brokerage Inc. ("BNY") for clearing services on a fully disclosed basis for accounts introduced by the Company. BNY services include access to securities of investment companies, individual equities, and fixed income products.

Effective February 14, 2003, pursuant to a Purchase Agreement dated October 28, 2002 by and among Industrial Bank of Japan Trust Company, Delphi Corporation, Atlantic Wealth Management group, Inc., formerly Atlantic Trust Group, Inc., and Pell Rudman Maryland, Inc., all outstanding shares of capital stock of IBJ Whitehall Securities, Inc. were acquired by Atlantic Wealth Management Group, Inc. (the "Parent"). This transaction occurred in conjunction with the acquisition of Whitehall Asset Management for $20 million by Atlantic Wealth Management Group, Inc. As part of this transaction, IBJ Whitehall Securities, Inc. was renamed AT Investor Services, Inc. Since February 14, 2003, AT Investor Services, Inc. is and has been a wholly owned subsidiary of Atlantic Wealth Management Group, Inc. The acquisition was accounted for using the purchase method of accounting for business combinations, in accordance with SFAS No. 141, "Business Combinations". Accordingly, the financial statements reflect the operations of the Company from the date of acquisition through year-end. Income and expense amounts incurred since the date of acquisition are included in the statement of operations for the period ended December 31, 2003. There was no goodwill allocated to the Company in conjunction with the acquisition.

The Company is a subsidiary of the Parent, and the Parent's ultimate U.S. parent is AVZ, Inc. ("AVZ"), which is ultimately wholly owned by AMVESCAP PLC.

2. Summary of Significant Accounting Principles

General

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers shares of mutual funds which invest primarily in highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue and Expense Recognition

The Company recognizes commissions revenue on a trade date basis as securities transactions occur. BNY is contracted for assistance in administration of the trades and the cost of such services is included in the revenues recognized in the accompanying statement of operations.

Income Taxes

AVZ and its subsidiaries file a consolidated federal income tax return. Each North American subsidiary is charged or credited by AVZ with an amount equivalent to the federal income tax expense or benefit as computed on a separate-return basis. The Company files a separate return for state income tax purposes. Amounts due to AVZ for federal income taxes are included in income taxes payable in the accompanying statement of financial condition.

The Company uses the asset and liability method of accounting for income taxes. Using this method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates currently in effect. Deferred tax expense represents the change in the net deferred tax liability.

3. Income taxes

Income tax expense for the year ended December 31, 2003 consists of the following:

Current:		
State	$	5,251
Federal		8,838
Total	$	14,089

The total provision for income taxes is different than the amount computed by applying the statutory federal income tax rate of 35% to income before taxes due to state income taxes.

The Company has no deferred tax assets or liabilities at December 31, 2003.

4. Related-Party Transactions

The Company and its affiliates incur certain expenses on behalf of each other. At December 31, 2003, the Company had a payable to affiliates of $39,721. This amount is non-interest bearing and due upon demand.

5. Net Capital and Reserve Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires both the maintenance of a minimum level of net capital as well as a ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2003, the Company had net capital, as defined, of $60,681, which was $55,681 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 106% at December 31, 2003.

For the year 2003, the Company was exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii). The Company did not hold customer cash or securities, cleared all transactions with and for customers on a fully disclosed basis with a clearing broker and dealer and transmitted all customer funds and securities to the clearing broker which carries all of the accounts for such customers. The Company does not have balances which would be included in the reserve computation. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2003.

Supplemental Information

AT Investor Services, Inc.

Schedule I

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Total shareholder's equity	$	**74,518**
Deduct non-allowable assets		**(11,454)**
Net capital, before haircuts on securities position		**63,064**
Haircuts on securities positions		**(2,383)**
Net capital		**60,681**
Minimum net capital required		**5,000**
Net capital in excess of minimum requirement	**$**	**55,681**
Aggregate indebtedness		
Total liabilities	**$**	**64,187**
Ratio of aggregate indebtedness to net capital		**106%**

AT Investor Services, Inc.

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2003

Differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2003 relate to audit adjustments recognized in the current period.

Net capital per FOCUS report filed January 29, 2004	**$ 94,010**
Adjustments from audit:	
Purchase price adjustments	**(6,017)**
Unrecorded expenses	**(17,568)**
Overaccrual of revenue	**(9,744)**
Net capital per audited financial statements	**$ 60,681**

AT Investor Services, Inc.

Schedule III
Statement Regarding SEC Rule 15c3-3

December 31, 2003

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
AT Investor Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of AT Investor Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 10, 2004